Exhibit 99.1

Invitel Holdings A/S to Consider Mid Europa Tender Offer

NEW YORK--(BUSINESS WIRE)--December 7, 2009--Invitel Holdings A/S (NYSE AMEX:IHO) (“Invitel Holdings”) confirmed today that Mid Europa Partners LLP (“Mid Europa”), which owns 74.4% of Invitel Holdings, has announced a tender offer to acquire any and all outstanding Invitel Holdings shares (including in the form of American Depositary Shares) not already directly or indirectly owned by it for $4.50 per share.

Invitel Holdings is evaluating the tender offer. The independent members of Invitel Holdings’ Board of Directors, in consultation with their financial and legal advisors, will review and consider Mid Europa’s offer and thereafter will advise Invitel Holdings’ shareholders of its position regarding the tender offer. Invitel Holdings will file a solicitation/recommendation statement on Schedule 14D-9 with the recommendation of the independent members of Invitel Holdings’ Board of Directors stating their position regarding the tender offer as well as the reasons for the position on or before December 18, 2009 and will mail a copy thereof to Invitel Holdings’ shareholders. In the interim, Invitel Holdings recommends that its shareholders defer making a determination whether to accept or reject the tender offer until the independent members of Invitel Holdings’ Board of Directors has stated their position with respect to the tender offer.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

CONTACT:
Invitel Holdings A/S
Hungary:
Robert Bowker, (011) 361-801-1374
Chief Financial Officer
or
U.S.:
Peter T. Noone, 206-654-0204
General Counsel